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                        [LETTERHEAD OF MCNAIR LAW FIRM, P.A.]

                                October 25, 2002

Securities and Exchange Commission
Mail Stop 0408
450 Fifth Street, N.W.
Washington, DC  20549

     Re:   First Reliance Bancshares, Inc. (the "Company")
           Pre-Effective Amendment No. 1 to Form SB-2 filed
           September 24, 2002 ("Amendment No. 1")
           File No. 333-89678

Ladies and Gentlemen:

     This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Commission") communicated by letter (the "Comment Letter") to F. R. Saunders, Jr. dated October 7, 2002 with respect to Amendment No. 1. We have attached hereto a copy of the Comment Letter. We have also enclosed herewith four complete copies of Pre-Effective Amendment No. 2 to Form SB-2 ("Amendment No. 2") that was filed with the Commission today. Two of the copies of Amendment No. 2 are numbered sequentially from the facing page through the last page of the document, including exhibits, and the other two have been marked to show changes made to Amendment No. 1. The following responses are in order of the numbered paragraphs of the Comment Letter and the numbers of the responses correspond to the numbers of such paragraphs. The page numbers referenced herein are the page numbers of the marked copies.

1. Pursuant to your request, a copy of the appraisal prepared by Keller & Company, Inc. is being provided to the staff with a hard copy of this letter. In accordance with Rule 418(b) promulgated under the Securities Act of 1933, as amended, we request that you return it to us upon completion of your review.

2. The prospectus has been revised to explain that purchases by management will count against the minimum necessary to close the offering. See the cover page and pages 1, 3 and 9 of the prospectus.

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Securities and Exchange Commission
October 25, 2002
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3.        The last sentence of the first paragraph of the "General" subsection of the "Summary" section on page 1 of the prospectus has been revised to provide a cross-reference to the "Selected Financial Data of the Holding Company." Due to the lack of operating history of the Holding Company, the "Management's Discussion & Analysis" section discusses the financial statements of both the Bank and the Holding Company.

4. The aggregate amount that directors and executive officers of the Holding Company and their affiliates will own following the completion of the offering as set forth in the "Control by Directors and Executive Officers" subsection of the "Risk Factors" section on page 3 of the prospectus was calculated as follows:


                                                            Minimum Offering            Maximum Offering
                                                            ----------------            ----------------
          Number of shares of stock owned
            of record or beneficially by all
            directors and executive officers
            as of September 1, 2002                             271,990                       271,990
          Number of shares intended to be
            purchased by the directors and
            executive officers                                   29,000                        85,250
          Number of shares subject to
            currently exercisable options
            held by directors or officers or
            members of their immediate families                 212,000                       212,000
          Number of shares subject to options
            granted effective as of the closing of
            the offering                                         18,750                       187,500
                                                                =======                       =======

                  Total                                         531,740                       756,740

5. The "Rapid Loan Growth" subsection of the "Risk Factors" section on page 5 of the prospectus has been revised to state that the increase in total loans from December 31, 2000 to December 31, 2001 was 38.79%.

6. The last column of the tabular presentation in the "Selected Financial Data of the Holding Company" section on page 7 of the prospectus has been revised to indicate that

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Securities and Exchange Commission
October 25, 2002
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          information in such column is for the period August 16, 1999 to
          December 31, 1999.

7. The "Capitalization" section on page 12 of the prospectus has been expanded to disclose that $24,000 in offering expenses were incurred and paid as of June 30, 2002.

8. The "Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001 - Investment Securities" subsection of the "Management's Discussion and Analysis" section on page 17 of the prospectus has been revised to refer to the total investment securities of $14,448,086 at December 31, 2001.

9. "Critical documents" as referenced in our letter to the Commission dated September 24, 2002 means documents that are necessary to perfect the Bank's lien or security interest with respect to a loan. Such documents would include, for example, a recorded mortgage or a title to a vehicle.

          Loans with missing critical documents are recorded with all other loans in the Bank's financial statements. With respect to determining the allowance for loan loss for these loans in light of this risk element, loans with missing critical documents for more than 180 days are reviewed through the Bank's internal review process conducted to ensure that the Bank's loan loss allowance for these loans is adequate. The Bank's internal loan review process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. Missing critical documents are only one of many potential problems and risks considered in this review process. The Bank monitors missing documents by preparing each week a list of all documents outstanding for loans of the Bank. Each loan officer receives a copy of the list with respect to the loans generated by such officer, and is directed to collect such documents. Once a critical document with respect to any loan has been missing for more than 180 days, the loan is identified as a "Watch" loan.

          The term "criticized loan" is a term used by the Bank's external auditors to define loans that are internally classified or listed by the Bank as "Management Attention" or "Watch" loans. These loans include loans missing critical documents more than 180 days, loans with inconsistent repayment performance, loans 60 days or greater past due and loans for customers with adverse trends in financial condition.

          The following is a summary by loan type of the dollar amounts of loans with missing

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Securities and Exchange Commission
October 25, 2002
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          critical documents as of October 10, 2002:

                  Loan Type                          Balance Outstanding
                  ---------                          -------------------
                  Consumer Loans                           $154,942
                  Farm Loans                                 22,330
                  Real Estate Loans                         360,157

10. The third paragraph of the "Year Ended December 31, 2001, Compared with Year Ended December 31, 2000" subsection of the "Management's Discussion and Analysis" section on page 22 of the prospectus has been expanded to explain the difference between the current minimum loan loss allowance of 1.35% and the loan loss allowance recorded in the financial statements of the Bank for the year ended December 31, 2001.

11. The last sentence of the third paragraph of the "Year Ended December 31, 2001, Compared With Year Ended December 31, 2000" subsection of the "Management's Discussion and Analysis" section of the prospectus has been moved to the "Six Months Ended June 30, 2002, Compared to the Six Months Ended June 30, 2001" subsection of the "Management's Discussion and Analysis" section on page 16 of the prospectus.

12. The statement that the Bank sells over 76% of its mortgages was made in reference to the RESPA Servicing Disclosure provided to all mortgage loan borrowers. RESPA requires the Bank to disclose which quartile percentage of its originated mortgage loans are sold. For RESPA Servicing Disclosure purposes, the Bank falls into the 76% -100% quartile. As of August 31, 2002, the Bank had sold 94% of its total mortgage loans originated. The Bank does not purchase mortgage loans in the secondary market. The "Services of the Bank" subsection of the "Business of the Holding Company and the Bank" on page 40 of the prospectus has been revised to state that the Bank sells most of the mortgages it originates.

13. Footnotes have been added to the table set forth in the "Share Ownership of Directors, Executive Officers and Certain Beneficial Owners" section on page 48 of the prospectus to state the amount of shares used for the determination of the percent of class, the percent of class after the offering if the minimum number of shares is sold and the percent of class after the offering if the maximum number of shares is sold. The "Market for the Common Stock" section on page 13 of the prospectus has been revised to state that, of the 236,200 outstanding options that are presently exercisable, 212,000 options are owned by directors, executive officers or members of their immediate families.

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Securities and Exchange Commission
October 25, 2002
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14.       The financial statements have been revised to state on page F-1 that the financial statements of the Holding Company as of December 31, 2001 are not included because the Holding Company conducted no business during 2001.

15. With respect to the interim financial statements of the Holding Company, the balance sheet at December 31, 2001 has been revised to retroactively reflect the one-for-one stock dividend that became effective on April 1, 2002. "Note 6 - Shareholders' Equity" to the interim financial statements on page F-28 has been revised to disclose the retroactive treatment and explain the change made and the date the change became effective.

16. "Note 5 - Reorganization" to the interim financial statements of the Holding Company on page F-28 has been revised to state that, at the annual meeting of the shareholders of the Bank held on June 7, 2001, the shareholders of the Bank approved a plan of reorganization and exchange pursuant to which the Bank conducted a one-for-one statutory share exchange between the shareholders of the Bank and the Holding Company. In addition, such note has been revised to state that, effective April 1, 2002, the statutory share exchange was consummated; the Bank became a subsidiary of the Holding Company; and the reorganization was accounted for as a pooling of interests. Finally, the note has been revised to disclose the revenue and net income for the Bank and the Holding Company for the period January 1, 2002 to March 31, 2002.

     In addition to the changes made to Amendment No. 1 and the prospectus in response to your comments, other changes have been made to update information and to clarify the disclosure. In particular, changes, including changes to the number of shares intended to be purchased by executive officers and directors, were made to reflect the appointment of Jeffrey A. Paolucci as Senior Vice President and Chief Financial Officer of the Holding Company and the Bank on September 30, 2002. All of such changes have been marked on the two marked copies of Amendment No. 2 enclosed herewith.

     If there is any additional information that the Commission requires with respect to its review of this filing, please call the undersigned or Cyndy Turnipseed at (803) 799-9800.

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Securities and Exchange Commission
October 25, 2002
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     We would appreciate the Commission acknowledging receipt of these enclosures by date stamping and returning the enclosed copy of this letter in the enclosed pre-addressed envelope.


                                           Very truly yours,

                                           McNair Law Firm, P.A.


                                           ____________________________
                                           M. Craig Garner, Jr.
Enclosures